Exhibit 10.1

DATED 14 JANUARY 2015

ASPEN INSURANCE UK SERVICES LIMITED (1)
and
JOHN WORTH (2)
____________________________________________________
SETTLEMENT AGREEMENT
____________________________________________________

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THIS AGREEMENT is made as of the 14 day of January 2015
BETWEEN:

(1)	ASPEN INSURANCE UK SERVICES LIMITED (Registered in England No. 1184193), 30 Fenchurch Street, London EC3M 3BD, England (the "Company"); and

(2)	JOHN WORTH of Beesonend House, Beesonend, Near Harpenden, Hertfordshire AL5 2AB, England (hereinafter referred to as the "Executive").
IT IS AGREED as follows:

1.	INTERPRETATION
In this Agreement:
"Group Company" shall mean any holding company of the Company from time to time and any subsidiary of the Company or of any such holding company from time to time. The terms "holding company" and "subsidiary" shall have the meanings ascribed to them by Section 736 of the Companies Act 1985, as amended; and
"Service Agreement" shall mean the service agreement entered into between the Executive and the Company effective 1 November 2012.

2.	TERMINATION DATE
The Executive's employment with the Company ended on 5 December 2014 (the "Termination Date").

3.	PAYMENT OF SALARY, ETC.

3.1.
The Company continued to provide the Executive with his salary and all other contractual benefits (including pension contributions) up to the Termination Date in the normal way. Within fourteen (14) days of the date of signature by the Executive of this Agreement and signature by his legal adviser of the attached certificate the Company will also pay the Executive in respect of his accrued but untaken holiday amounting to 10.5 days (less such deductions for income tax and national insurance as are required by law). The provision of all benefits ceased with effect from the Termination Date save as expressly provided for under this Agreement.

3.2.
The Executive will remain in the Company's private health insurance scheme at its expense and on the same basis as cover is provided to other employees until 5 December 2015 or, if earlier, until the Executive starts new employment providing this benefit on the same or similar terms. This will be subject to the rules of the scheme. The Executive undertakes to notify the Company as soon as he obtains suitable cover under any new employment.

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3.3.
As part of the arrangements relating to the termination of the Executive's employment and provided the conditions in Clause 4.1 of this Agreement have been satisfied, the Company will, within thirty (30) days of the date of signature by the Executive of this Agreement and signature by his legal adviser of the attached Certificate, make the following payments, without admission of liability:

(a) a payment of £30,000 as compensation for loss of office;
(b) a payment of £42,228 as compensation for lost pension contributions;
Without prejudice to Clause 16 below, the Company will pay the amount at Clause 3.3(a) without deduction for income tax or employee national insurance on the understanding that this is permitted by the PAYE Regulations, but the Company gives no warranty to that effect. The payment at Clause 3.3(b) will be paid to the Executive less such deductions as the Company is by law required to make.

3.4.
The Company will pay the Executive £5,000 as compensation for loss of life insurance cover. This sum will be paid at the same time and will be subject to the same conditions as the payments under Clause 4 below and will be paid less any deductions which the Company is by law required to make.

3.5.
The Company will reimburse the Executive in respect of all expenses properly incurred through the course of his employment up to and including the Termination Date, provided that such claims are properly evidenced in accordance with the Company's expenses policy and are submitted by 14 January 2015.

4.	TERMINATION SUMS

4.1.
Subject to the Executive agreeing to all of the conditions set out below, and receipt by the Company of a copy of this Agreement signed by the Executive and the attached certificate signed by the Executive's legal adviser, the Company will pay the Executive the following sums:

(i)
£325,997 in respect of the Executive's entitlement to an annual incentive award for the year in which the termination of the Executive's employment with the Company occurred as calculated in accordance with Clause 18.2(b) of the Service Agreement; and

(ii)	the sum of £752,700 in respect of the Executive's entitlement to the severance payment calculated and defined in accordance with Clause 18.2(c) of the Service Agreement.

4.2.
The sums set forth above will be subject to such deductions for income tax and national insurance as are required by law and will be paid to the Executive within thirty (30) days of the date of signature by him of this Agreement, and signature by

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his legal adviser of the attached certificate. Any cash payments will be made by transfer to the Executive's bank account.

5.	EQUITY AWARDS

5.1.
Notwithstanding the terms of the award agreement, of the 10,006 performance shares granted to the Executive in 2012, the 3,250 performance shares which have been subject to testing and "banked" as of the Termination Date will vest on their regularly scheduled vesting date following the filing by Aspen Insurance Holdings Limited of its Annual Report on Form 10-K for the fiscal year ended 31 December 2014. As of the Termination Date, however, the Executive shall forfeit the remaining 3,335 performance shares granted to him in 2012 and the 14,467 performance shares granted to him in 2014 which remain subject to testing conditions.

5.2.
Pursuant to the terms of their award, the remaining 1,682 restricted stock units granted to the Executive in 2012 will continue to vest on their scheduled vesting date notwithstanding the termination of the Executive’s employment. Notwithstanding the terms of their award, the remaining 14,188 restricted stock units granted to the Executive in 2013 (reflecting anticipated awards from his former employer) will continue to vest on their scheduled vesting date notwithstanding the termination of the Executive’s employment. As of the Termination Date, however, the Executive shall forfeit the 4,822 restricted share units granted to him in 2014.

5.3.
Any performance shares which become vested pursuant to Clause 5.1 will be issued to the Executive following the vesting date, subject to the Executive providing due "sale to cover" instructions to the share plan administrator. Any restricted stock units which become vested pursuant to clause 5.2 will be issued to the Executive following the vesting date, subject to an appropriate number of shares being withheld for sale to settle any applicable tax liability.

6.	WAIVER OF CLAIMS
The Executive accepts the terms set out in this Agreement in full and final settlement of all and any claims that he has or may have against the Company or any other Group Company or any of its or their current or former shareholders, directors, officers, employees or agents, whether contractual (whether known or unknown, existing now or in the future), statutory or otherwise, arising out of or in connection with his employment with the Company or the termination of his employment. The Executive also agrees to waive irrevocably and release the Company and all Group Companies (and all of its or their current or former shareholders, directors, officers, employees or agents from and against any claims whether contractual (whether known or unknown, existing now or in the future), statutory or otherwise, arising out of or in connection with his employment with the Company or the termination of his employment. This waiver shall not apply in relation to any claim relating to his pension rights that have accrued up to the Termination Date.

7.	CONFIRMATION OF NO BREACHES

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The Executive confirms and warrants to the Company that he has not at any time during his employment committed a fundamental breach of the terms of the Service Agreement.

8.	LEGAL ADVICE AND EXPENSES

8.1.
The Executive confirms that he has received advice from Jo Keddie of Winckworth Sherwood LLP or Minerva House, 5 Montague Close, London SE1 9BB, a relevant independent adviser for the purposes of Section 203 of the Employment Rights Act 1996 and the other legislation referred to in Clause 9.1, as to the terms and effect of this Agreement and, in particular, its effect on his ability to pursue his rights before an employment tribunal. The Executive will procure that his legal adviser signs the attached legal adviser's certificate, which forms part of this Agreement.

8.2.
The Company agrees to pay or reimburse the Executive up to £12,000 (exclusive of VAT) in respect of the reasonable legal fees incurred by the Executive in taking legal advice concerning his departure from the Company and negotiation of this Agreement and properly claimed and vouched for in accordance with the Company's expense reporting procedure from time to time. Payment will be made within 28 days following this Agreement being duly signed by the Executive and signature by his legal adviser of the attached certificate, provided that an invoice is received by the Company from Winckworth Sherwood LLP addressed to the Executive but marked payable by the Company.

9.	SATISFACTION OF STATUTORY CONDITIONS

9.1.
This Agreement satisfies the conditions for regulating compromise agreements and/or settlement agreements under Section 203 of the Employment Rights Act 1996, Regulation 35 of the Working Time Regulations 1998, Section 77 of the Sex Discrimination Act 1975, Section 72 of the Race Relations Act 1976, s288 Trade Union and Labour Relations (Consolidation) Act 1992, Section 9 of the Disability Discrimination Act 1995, Regulation 41 Transnational Information and Consultation of Employees Regulations 1999, Regulation 9 of the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, Regulation 10 of the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, Section 49 of the National Minimum Wage Act 1998, Paragraph 2(2) of Schedule 4 to the Employment Equality (Religion or Belief) Regulations 2003 and Paragraph 2(2) of Schedule 4 to the Employment Equality (Sexual Orientation) Regulations 2003, Regulation 40 Information and Consultation of Employees Regulations 2004, Paragraph 2 of Schedule 5 of the Employment Equality (Age) Regulations 2006, Paragraph 13 of the Schedule to the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006 and Section147 Equality Act 2010.

9.2.
The Executive is aware of his rights under the Employment Rights Act 1996, the Working Time Regulations 1998, the Sex Discrimination Act 1975, the Race Relations Act 1976, the Trade Union and Labour Relations (Consolidation) Act 1992,

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the Disability Discrimination Act 1995, the Transnational Information and Consultation of Employees Regulations 1999, the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, the National Minimum Wage Act 1998, the Employment Equality (Religion or Belief) Regulations 2003, the Employment Equality (Sexual Orientation) Regulations 2003, the Information and Consultation of Employees Regulations 2004, the Employment Equality (Age) Regulations 2006, the Occupational and Personal Pension Schemes (Consultation by Employers and Miscellaneous Amendment) Regulations 2006 and the Equality Act 2010 and has informed the Company of any and all claims that he might seek to bring arising from his employment or termination of employment. This Agreement relates to his claims for breach of contract, unfair dismissal, sex discrimination, race discrimination, disability discrimination, sexual orientation discrimination, religion or belief discrimination, age discrimination, any claim under the Working Time Regulations 1998, any claim under the National Minimum Wage Act 1998, the Part-Time Workers (Prevention of Less Favourable Treatment) Regulations 2000, the Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002 or any claim for unlawful deductions from wages under the Employment Rights Act 1996.

10.	POST-TERMINATION RESTRAINTS
The Executive acknowledges that the provisions of Clause 10 (Confidential Information) and Clause 13 (Restrictive Covenants) of the Service Agreement will (to the extent that they are applicable in the circumstances of the termination of the Executive's employment with the Company) remain in full force and effect notwithstanding the termination of his employment. For the avoidance of doubt, in respect of Clause 13.3, the Executive may seek written consent from the Company to work for any business or undertaking which is not, in the reasonable opinion of the Company, in direct competition with the Company or any Group Company. In circumstances where such consent is sought, it will not be unreasonably delayed or withheld and if given will be in writing.

11.	RETURN OF COMPANY PROPERTY

11.1
Except as provided for in this Clause 11, before any payment under Clause 4 above is made, the Executive will, in accordance with Clause 18.1(a) of the Service Agreement, deliver up to the Company all keys, credit cards, correspondence, documents, specifications, reports, papers and records (including any computer materials such as discs or tapes) and all copies thereof and any other property (whether or not similar to the foregoing or any of them) belonging to the Company or any other Group Company which may be in his possession or under his control, and (unless prevented by the owner thereof) any such property belonging to others which may be in his possession or under his control and which relates in any way to the business or affairs of the Company or any other Group Company or any

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supplier, agent, distributor or customer of the Company or any other Group Company, and he confirms that he has not retained any copies thereof.

11.2
The Company confirms that the Executive may keep his mobile phone handset and number to enable the Executive to transfer his Company mobile phone and telephone number and register the PAC Code with a new provider by 16 January 2015. The Executive will be responsible for all charges associated with the mobile telephone number and PAC Code referenced in this Clause following the completion of this Agreement by both parties.

12.	CONFIDENTIALITY

12.1.	Save by reason of any legal obligation or to enforce the terms of this Agreement, the Executive will not:

(i)
directly or indirectly disseminate, publish or otherwise disclose (or allow to be disseminated, published or otherwise disclosed) by any means (whether oral, written or otherwise) or medium (including without limitation electronic, paper, radio or television) any information directly or indirectly relating to the termination of the Executive's employment; or

(i)
make any derogatory or disparaging comments about the Company, any Group Company or any of its or their shareholders, directors, officers, employees or agents (as are known to the Executive or who should reasonably be known to him).

12.2.
In consideration of the Executive entering into this Agreement the Company will use its reasonable endeavours to ensure that those of its or any other Group Company's shareholders, directors, officers or agents, in each case who have been materially involved in the negotiations surrounding the termination of the Executive's employment and/or who are aware of the existence of and/or terms of this Agreement, whilst such persons remain employed or engaged by the Company or any Group Company will not:

(i)
directly or indirectly disseminate, publish or otherwise disclose (or allow to be disseminated, published or otherwise disclosed) by any means (whether oral, written or otherwise) or medium (including without limitation electronic, paper, radio or television) any information directly or indirectly relating to the termination of the Executive's employment, save for where such disclosure is required by law or for the purposes of taking legal advice or for the proper performance of the business of the Company or any Group Company; or

(ii)	directly or indirectly make or publish or cause to be made or published any derogatory or disparaging comments about the Executive, subject always to the Company's legal obligations to third parties.

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12.3.
The Company will, where possible and appropriate, consult in good faith with the Executive regarding any further formal internal and external communications where any reference is made to the Executive's departure in such communications. It will provide the Executive with a reasonable opportunity to comment in relation to the drafting, recipients and timing of such communications prior to finalising the same.

13.	REFERENCE
Until such time as the Company is unable to identify a suitable provider of the reference who had personal dealings with the Executive during his employment, the Company will provide any prospective employer with a reference in the terms of the draft at Schedule 2 to this Agreement and will deal with oral enquiries in a manner consistent with that reference, provided such reference requests are made to Chris O’Kane or Mike Cain or such other person as is notified to the Executive in writing by the Company and subject always to the Company's legal obligations to third parties if asked about any other matter. If the Company obtains information after the date of this Agreement which would have affected its decision to provide a reference in the form at Schedule 2 it shall inform the Executive and may decide not to give a reference or having given the Executive prior reasonable notice of the information received and a reasonable opportunity to comment on the same, may amend the terms of that reference.

14.	DIRECTORSHIPS

14.1.
On completion of this Agreement the Executive will resign with effect from the Termination Date from his directorships and any other offices that he may hold by virtue of his employment including with any Group Company. The Company undertakes to notify, complete and file any formal notifications with Companies House and other regulatory or statutory bodies regarding the Director's resignation.

14.2.
The Company undertakes to maintain Director's and Officer's insurance cover on such terms as is provided to other directors and officers from time to time, in order to protect the Executive from claims which may be made against him personally in respect of the period when the Executive was a director of the Company or any member of the Group. In signing this Agreement, the Executive represents and warrants that he is not aware of any such claims against him, as at the date of signature.

15.	NO ADMISSION OF LIABILITY
This Agreement is made without any admission on the part of the Company or any Group Company that it has or they have in any way breached any law or regulation or that the Executive has any claims against the Company or any Group Company.

16.	TAX INDEMNITY

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16.1.
The Executive hereby agrees to be responsible for the payment of any tax and employee's national insurance contributions imposed by any competent taxation authority in respect of any of the payments and benefits provided under this Agreement (other than for the avoidance of doubt, any tax and/or employee's national insurance contributions deducted or withheld by the Company in paying the sums to the Executive). The Executive further agrees to indemnify the Company and all Group Companies and keep them indemnified on an ongoing basis against any claim or demand which is made by any competent taxation authority against the Company or any Group Company in respect of any liability of the Company or any Group Company to deduct an amount of tax or an amount in respect of tax or any employee's national insurance contributions from the payments made and benefits provided under this Agreement, including any related interest or penalties imposed by any competent taxation authority (except for any interest or penalties, arising from any neglect, delay or default by the Company or any Group Company other than the failure to deduct tax on the payment at Clause 3.3(a)).

16.2.
If the Company receives any demand for tax or national insurance or any other payments from Her Majesty's Revenue and Customs it will provide relevant details to the Executive so that he is given a reasonable opportunity to comment before payment is made.

17.	OUTPLACEMENT
Without prejudice to Clause 16.1 above, the Company will make available outplacement consultancy services for the Executive with a provider of the Executive's choice. The Company will be responsible for the first £40,000 plus VAT of their charges. The Executive will be responsible for any additional charges. Payment will be made by the Company direct to the nominated provider following receipt of an invoice addressed to the Company. Outplacement must be started within three (3) months of the Termination Date.

18.	ENTIRE AGREEMENT
This Agreement sets out the entire agreement between the Executive and the Company and, save as set out in Clauses 5 and 10 above, supersedes all prior arrangements, proposals, representations, statements and/or understandings between the Executive, the Company and any Group Company.

19.	THIRD PARTY RIGHTS
Notwithstanding the Contracts (Rights of Third Parties) Act 1999 this Agreement may be varied by agreement between the Executive and the Company.

20.	APPLICABLE LAW
This Agreement is subject to English law and the exclusive jurisdiction of the English courts.

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21.	COUNTERPARTS
This Agreement may be executed in one or more counterparts which, when taken together, shall be deemed to constitute the entire agreement between the parties.

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/s/ John Worth
John Worth
January 14, 2015
Dated
/s/ Mike Cain
For and on behalf of Aspen Insurance UK Services Limited
January 14, 2015
Dated

[Signature Page to John Worth Compromise Agreement]
932680075
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SCHEDULE 1
LEGAL ADVISER'S CERTIFICATE
I, Jo Keddie of Winckworth Sherwood LLP of Minerva House, 5 Montague Close, London SE1 9BB, hereby confirm to Aspen Insurance UK Services Limited that I am a relevant independent adviser for the purposes of Section 203 of the Employment Rights Act 1996 and the other legislation referred to in Clause 9.1 of the Agreement and that I have advised John Worth as to the terms and effect of this Agreement and its effect on his ability to pursue his rights before an employment tribunal. There was in force, when such advice was given, a policy of insurance covering the risk of a claim by John Worth in respect of loss arising in consequence of such advice.
/s/ Jo Keddie
Jo Keddie
January 14, 2015
Date

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SCHEDULE 2
AGREED REFERENCE

Dear Mr/Ms.[ ]:

Re. John Worth

John Worth served as the Group CFO of Aspen International Holdings Limited, an NYSE listed SEC registrant, from November 2012 to December 2014.

During this time, John’s main responsibilities were to ensure the effective management of the financial affairs of the Aspen Group on a global basis, including capital management, lender and rating agency relations, external financial reporting, business planning, tax planning, management reporting, evaluation of corporate development opportunities and the maintenance of internal financial controls.  In addition, John participated in the Group’s investor relations activities in conjunction with the Group CEO and contributed to the formulation and implementation of overall Group strategy.  During 2013, John also provided leadership for the Group’s investment management activities and, during 2014, John provided leadership for the Group’s IT function.

During his time at Aspen John introduced a shared service function for Finance, introduced a number of successful expense reduction initiatives which have assisted in reducing the 2013 and 2014 cost bases and enhanced monitoring against group and subsidiary capital and liquidity limits.

We thank John for what he has done for Aspen and we wish him every success.

Whilst we are happy to provide this reference, it is given in good faith but without legal responsibility or liability on the part of the Company or the writer or its employees for any loss or damage caused to the addressee or any third party as a result of any reliance being placed on it.
Yours faithfully,

Chris O’Kane
CEO

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